Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-145494

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated September 27, 2007

$110,000,000

SPARTAN STORES, INC.
3.375% Convertible Senior Notes due 2027
and
Common Stock Issuable Upon Conversion of Notes

          This prospectus supplement No.1 supplements the prospectus dated September 27, 2007 relating to the offering for resale of Spartan Stores, Inc.'s 3.375% Convertible Senior Notes due 2027 and our common stock issuable upon conversion of the notes.

          You should read this prospectus supplement No. 1 in conjunction with the prospectus. This prospectus supplement No. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement No. 1 is qualified in its entirety by reference to the prospectus, except to the extent that the information provided by this prospectus supplement No. 1 supersedes information contained in the prospectus.

          Investing in the notes or our common stock involves risks. Please consider and read carefully the section entitled "Risk Factors" beginning on Page 7 of the prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement No. 1 or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement No. 1 is October 10, 2007

The section entitled "Selling Securityholders" in the prospectus is superseded in its entirety by the following:

SELLING SECURITYHOLDERS

          We issued $110,000,000 aggregate principal amount of the notes to the initial purchasers in a private placement on May 30, 2007. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders identified in the prospectus or in a supplement or amendment to the prospectus, including their transferees, pledges or donees or their successors, may from time to time offer and sell under the prospectus any or all of the notes and any common shares issued upon conversion of the notes, if applicable.

          The following table sets forth information with respect to the selling securityholders and the principal amount of notes beneficially owned by each selling securityholder and the maximum number of common shares into which the notes may, under certain circumstances, be convertible, that may be offered pursuant to the prospectus. The information is based on information provided to us in a questionnaire by or on behalf of the selling securityholders listed below and is as of the date specified by the securityholders in those questionnaires.

          We do not know the number of shares of our common stock, if any, that we will deliver upon a conversion of notes. See "Description of Notes - Conversion Rights - Payment upon Conversion." In addition, a portion of the consideration to be received by a holder of notes upon conversion will be paid in cash, unless we elect to satisfy future conversion obligations in common stock. Although we do not intend to make such an election, if we did, the number of common shares into which the notes may, under certain circumstances, be convertible would increase. The maximum number of shares offered shown in the table below assumes that we do elect to satisfy future conversion obligations solely in common stock, which we do not intend to do. See "Description of Notes - Conversion Rights - Option to Irrevocably Elect to Satisfy Future Conversion Obligations in Common Stock."

          The conversion rate for the notes is subject to adjustment in the event of certain "fundamental changes". The hypothetical maximum conversion rate following such a fundamental change is 38.4024 shares per $1,000 principal amount of the notes. The maximum number of shares offered shown in the table below assumes conversion of the full principal amount of the notes held by each selling securityholder at the hypothetical maximum conversion rate of 38.4024 shares per $1,000 principal amount of the notes. See "Description of Notes - Conversion Rights - Conversion Rate Adjustments" and "Description of Notes - Conversion Rights - Make-Whole Amount."

          We do not know when or in what amounts the selling securityholders may offer for sale notes or shares of common stock, if any, issued upon conversion. The selling securityholders might not sell any or all of the notes or shares offered by the prospectus. Because the selling securityholders may offer any amount of the notes or shares pursuant to this offering, we cannot estimate the number of the notes or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that none of the notes or shares covered by the prospectus will be held by the selling securityholders after completion of any particular offering.

          Only selling securityholders identified below or in a supplement or amendment to the prospectus may sell their securities under the prospectus. Before any use of the prospectus in connection with an offering of notes or shares of common stock, if any, issued upon conversion of the notes by any holder not identified below, the prospectus must be supplemented or amended to set forth the name and other information about the selling securityholder intending to sell such notes or shares. The prospectus supplement or post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus supplement or post-effective amendment has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years before the date of the prospectus supplement or post-effective amendment if such information has not been disclosed in this prospectus.

          None of the selling securityholders listed below has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

Name of Selling Securityholder	Principal Amount of Notes Owned Prior to the Offering and Offered Hereby	Amount (and percentage) of Notes Owned After the Offering(1)	Number of Common Shares Owned Prior to Conversion of the Notes	Maximum Number of Common Shares Offered Hereby(2)	Number of Common Shares Owned After the Offering(1)	Maximum Percentage of Common Shares Outstanding After the Offering(3)
Deephaven Domestic Convertible Tracking, Ltd.	$2,500,000	0	53,242	96,006	53,242	*
CQS Convertible and Quantitative Strategies	1,000,000	0	0	38,402	0	0
Citadel Equity Fund, Ltd.	2,500,000	0	515	96,006	515	*
Vicis Capital Master Fund	8,000,000	0	0	307,219	0	0
Mackay Shields LLC	16,301,000	0	0	625,997	0	0
CNH CA Master Account, L.P.	5,000,000	0	0	192,012	0	0
Peoples Benefit Life Insurance Company Teamsters	650,000	0	0	24,961	0	0
Equity Overlay Fund, LLC	150,000	0	0	5,760	0	0
Retail Clerks Pension Trust #1	150,000	0	0	5,760	0	0
Redbourn Partners Ltd.	300,000	0	0	11,520	0	0
D.E. Shaw Valence Portfolios, LLC	6,250,000	0	60,123	240,015	60,123	*
Calamos Market Neutral Income Fund - CALAMOS Investment Trust	5,000,000	0	0	192,012	0	0
Radcliffe SPC, Ltd., for and on behalf of the Class A Segregated Portfolio(4)	2,500,000	0	0	96,006	0	0
HFR CA Select Master Trust Fund	400,000	0	0	15,360	0	0
San Diego County Employees Retirement Association	1,000,000	0	0	38,402	0	0
Zazove Convertible Arbitrage Fund, L.P.	2,100,000	0	0	80,645	0	0
Zazove Hedged Convertible Fund, L.P.	1,500,000	0	0	57,603	0	0
Institutional Benchmarks Series (Master Feeder) Ltd.	500,000	0	0	19.201	0	0
Silvercreek Limited Partnership	5,000,000	0	0	192,012	0	0
Silvercreek II Limited	3,000,000	0	0	192,012	0	0
Arkansas Pers	825,000	0	0	31,681	0	0
Boilermakers Blacksmith Pension Trust	1,080,000	0	0	41,474	0	0
Alabama Children's Hospital Foundation	30,000	0	0	1,152	0	0
Froley Revy Alternative Strategies	250,000	0	0	9,600	0	0
FPL Group Employees Pension Plan	525,000	0	0	20,161	0	0
Louisiana CCRF	80,000	0	0	3,072	0	0
S.A.C. Arbitrage Fund, LLC	5,000,000	0	0	192,012	0	0
Kettering Medical Center	396,000	0	0	15,207	0	0
Mohican VCA Master Fund, Ltd.	2,920,000	0	0	112,135	0	0
Absolute Strategies Fund, Forum Funds Trust	665,000	0	0	25,537	0	0
Fore Convertible Master Fund, Ltd.	10,000	0	0	384	0	0
Alpine Associates	7,361,000	0	0	282,680	0	0
Alpine Partners, L.P.	988,000	0	0	37,941	0	0
Alpine Associates II, L.P.	530,000	0	0	20,353	0	0
Good Steward Trading Co, SPC, Class F	121,000	0	0	4,646	0	0
DBAG London	26,830,000	0	0	1,030,336	0	0
____________________________
*	Less than 1%

(1)

Assumes that each listed selling securityholder sells all of the notes listed above and does not sell any of the shares of common stock (if any) owned before conversion of the notes. Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information presented in this table, this prospectus might not reflect the exact principal amount of notes held by each selling securityholder on the date of this prospectus.

(2)

The maximum number of shares of common stock assumes conversion of the selling securityholder's notes at the hypothetical maximum conversion rate of 38.4024 common shares per $1,000 principal amount of notes and that we do elect to satisfy future conversion obligations in common stock, which we do not intend to do. These numbers are subject to adjustment as described under "Description of Notes." As a result, the number of common shares issuable upon conversion of the notes may change in the future. These numbers are rounded to the nearest share.

(3)	Based on a total of 21,832,664 common shares outstanding as of July 30, 2007.

(4)

Pursuant to an investment management agreement, RG Capital Management, L.P. ("RG Capital") serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Segregated Portfolio. RGC Management Company, LLC ("Management") is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio.